Filed by F.N.B. Corporation

(Commission File No. 001-31940)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Parkvale Financial Corporation

(Commission File No. 0-17411)

This filing relates to a press release to be issued on September 28, 2011 by F.N.B. Corporation. A copy of the press release follows.

Additional Information About the Merger and Where to Find It

F.N.B. Corporation will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”). The registration statement will include a proxy statement of Parkvale Financial Corporation, a prospectus of F.N.B. Corporation and other documents relating to the merger.

SHAREHOLDERS OF PARKVALE FINANCIAL CORPORATION ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents F.N.B. Corporation has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James Orie, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317 or the documents Parkvale Financial Corporation has filed with the SEC by contacting Gilbert A. Riazzi, Chief Financial Officer, 4220 William Penn Highway, Monroeville, PA 15146, telephone: (412) 373-4804.

Participants in the Merger Solicitation

F.N.B. Corporation, Parkvale Financial Corporation and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Parkvale Financial Corporation in connection with the proposed merger. Information concerning such participants’ ownership of Parkvale Financial Corporation common stock will be set forth in the proxy statement/prospectus relating to the merger when it becomes available.

FOR IMMEDIATE RELEASE

F.N.B. Corporation Named to 2011 Bank & Thrift All-Star List

Nation-Wide Evaluation Results in Selection of 25 Financial Institutions

Hermitage, PA – September 28, 2011 - When the names of the 25 banks and thrifts that comprise the 2011 Sandler O’Neill & Partners Sm-All Stars were announced recently, F.N.B. Corporation (NYSE : FNB) joined what some refer to as an “exclusive fraternity.”

The evaluation used to create the All-Star list was applied to all 486 publicly traded banks and thrifts across the nation with a market cap of less than $2 billion, with the express purpose of identifying small-cap depository institutions that stand out from the pack. The analysis focused on growth, profitability, credit quality and capital strength. The narrowed list included the top 25 institutions identified as delivering bottom line results that are markedly better than the industry as a whole.

Stephen J. Gurgovits, CEO of F.N.B. Corporation notes, “Our addition to the All-Star list is an achievement that generates pride throughout our organization. It is also a reflection of our commitment to maintain financial practices that protect our customers and our shareholders.”

Earlier this year, F.N.B. Corporation was selected to be included in the Standard & Poor’s SmallCap 600, Global Industry Classification Standard (GICS) Regional Banks Sub-Industry Index. Criteria for that selection focused on market capitalization, adequate trading liquidity, reasonable price and financial viability as indicated by at least four consecutive quarters of positive as-reported earnings.

About F.N.B. Corporation

F.N.B. Corporation, headquartered in Hermitage, PA, is a diversified financial services company with total assets of $9.9 billion. F.N.B. Corporation is a leading provider of commercial and retail banking, leasing, wealth management, insurance, merchant banking and consumer finance services in Pennsylvania and Ohio, where it owns and operates First National Bank of Pennsylvania, First National Trust Company, First National Investment Services Company, LLC, F.N.B. Investment Advisors, Inc., First National Insurance Agency, LLC, F.N.B. Capital Corporation, LLC, Regency Finance Company and F.N.B. Commercial Leasing. It also operates consumer finance offices in Kentucky and Tennessee.

The common stock of F.N.B. Corporation trades on the New York Stock Exchange under the symbol “FNB” and is included in Standard & Poor’s SmallCap 600 Index with the Global Industry Classification Standard (GICS) Regional Banks Sub-Industry Index. Investor information is available on F.N.B. Corporation’s Web site at www.fnbcorporation.com.

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MEDIA CONTACT: Jennifer Reel    724.983.4856    Cell: 724.699.6389    Reel@fnb-corp.com